FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC - THIRD INTERIM DIVIDEND FOR 2004

In accordance with its policy of paying quarterly dividends in a pattern of three equal dividends with a variable fourth interim dividend, and as envisaged in the announcement of the 2004 Interim Results on 2 August 2004, the Board of HSBC Holdings plc has declared a third interim dividend of US$0.13 per ordinary share in respect of the year to 31 December 2004. The dividend will be payable on 20 January 2005 to shareholders on the Register on 26 November 2004. The ordinary shares will be quoted ex-dividend in London, Hong Kong and Bermuda on 24 November 2004 and in Paris on 29 November 2004. The American Depositary Shares will be quoted ex-dividend in New York on 23 November 2004.

Payment on Ordinary Shares

The third interim dividend will be payable on 20 January 2005 in cash in US dollars, or in sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 10 January 2005, and with a scrip dividend alternative. Particulars of these arrangements will be mailed to shareholders on or about 7 December 2004, and elections will be required to be made by 5 January 2005.

Any person who has acquired shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00 pm on Friday 26 November 2004 in order to receive the dividend.

The Hong Kong Overseas Branch Register of shareholders will be closed for one day, on Friday 26 November 2004. Any person who has acquired shares registered on that Branch Register but who has not lodged the share transfer with the Hong Kong Branch Registrar should do so before 4.00 pm on Thursday 25 November 2004 in order to receive the dividend. Transfers may not be made to or from the Hong Kong Overseas Branch Register while that Branch Register is closed.

Any person who has acquired shares registered on the Bermuda Overseas Branch Register of shareholders but who has not lodged the share transfer with the Bermuda Branch Registrar should do so before 4.00 pm on Friday 26 November 2004 in order to receive the dividend.

Payment on shares held through Euroclear France

The dividend will be payable on shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 20 January 2005 to the holders of record on 26 November 2004. The dividend will be payable in cash, in euros at the exchange rate on 10 January 2005, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 24 November and 1 December 2004.

Payment on American Depositary Shares

The dividend will be payable on American Depositary Shares, each of which represents five ordinary shares, on 20 January 2005 to holders of record on 26 November 2004. The dividend of US$0.65 per American Depositary Share will be payable in cash in US dollars or as a scrip dividend of new American Depositary Shares. Particulars of these arrangements will be mailed to holders on or about 6 December 2004, and elections will be required to be made by 27 December 2004. Alternatively, the cash dividend may be invested in additional American Depositary Shares for participants in the dividend reinvestment plan operated by the depositary.

Any person who has acquired American Depositary Shares but who has not lodged the transfer documentation with the depositary should do so before 12 noon on Friday 26 November 2004 in order to receive the dividend.

FINAL RESULTS AND FOURTH INTERIM DIVIDEND FOR 2004

As indicated in the announcement of the 2004 Interim Results, the results for the year to 31 December 2004 will be announced on Monday 28 February 2005. It is intended that any fourth interim dividend for 2004 that is announced on that date would be payable on 4 May 2005 to shareholders on the Register on 18 March 2005. HSBC Holdings' shares would be quoted ex-dividend in London, Hong Kong and Bermuda on 16 March 2005 and in Paris on 21 March 2005. The American Depositary Shares would be quoted ex-dividend in New York on 16 March 2005.

The Directors of HSBC Holdings plc are Sir John Bond, Baroness Dunn*, Sir Brian Moffat^, S K Green, A W Jebson, W F Aldinger, Lord Butler^, R K F Ch'ien^, D G Eldon, R A Fairhead^, D J Flint, W K L Fung^, M F Geoghegan, S Hintze^, Sir John Kemp-Welch^, Sir Mark Moody-Stuart^, S W Newton^, H Sohmen*, C S Taylor^ and Sir Brian Williamson^.

* Non-executive Director
^ Independent non-executive Director

Note to editors:
The HSBC Group
HSBC Holdings plc is headquartered in the UK. The HSBC Group serves over 110 million customers worldwide from approximately 10,000 offices in 76 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,154 billion at 30 June 2004, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: November 08, 2004